Exhibit 12.1

OncoGenex Pharmaceuticals, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,					Nine Months Ended September 30, 2012
(In $000’s, except ratio)	2007	2008	2009	2010	2011
Fixed Charges:
Interest expense	$193	$749	$1,251	$1,172	$1,086	$744
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,944	1,973	—	—	—	—

	$3,137	$2,722	$1,251	$1,172	$1,086	$744

Earnings (loss):
Net loss before income tax benefit (provision)	$(7,823)	$(10,691)	$(2,465)	$(15,584)	$(14,673)	$(16,995)
Add fixed charges	3,137	2,722	1,251	1,172	1,086	744

	$(4,686)	$(7,969)	$(1,214)	$(14,412)	$(13,587)	$(16,251)

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings to fixed charges	$(7,823)	$(10,691)	$(2,465)	$(15,584)	$(14,673)	$(16,995)